Mail Stop 3561

July 16, 2007

E. Neville Isdell
Chief Executive Officer
The Coca-Cola Company
One Coca Cola Plaza
Atlanta, GA 30313

      Re: The Coca-Cola Company
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed February 21, 2007
               File No. 1-02217

Dear Mr. Isdell:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  Michael Moran
                  Accounting Branch Chief